UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of June 2016

001-37403

(Commission File Number)

AMAYA INC.

(Translation of registrant’s name into English)

7600 Trans Canada Hwy.

Pointe-Claire, Quebec, Canada

H9R 1C8

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of

Form 20-F or Form 40-F.

Form 20-F ☐     Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(7):

On June 14, 2016, in connection with the 2016 Annual Meeting of Shareholders of Amaya Inc. (the “Company”) to be held on June 28, 2016 (the “Annual Meeting”), the Company issued a news release announcing planned changes to the composition of its board of directors following the Annual Meeting. A copy of the news release is attached hereto as Exhibit 99.1 and is incorporated herein by reference. Copies of the Company’s Notice of Annual Meeting of Shareholders and Management Information Circular, dated May 27, 2016, Form of Proxy for the Annual Meeting, and Voting Instruction Forms for the Annual Meeting are each available on SEDAR at www.sedar.com, Edgar at www.sec.gov and the Company’s website at www.amaya.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Amaya Inc.

Date: June 14, 2016	By:	/s/ Daniel Sebag
Daniel Sebag Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

99.1	News Release, dated June 14, 2016